

May 8, 2025

Vincent Angotti
Chief Executive Officer
Talphera, Inc.
1850 Gateway Drive, Suite 175
San Mateo, CA 94404

      Re: Talphera, Inc.
          Registration Statement on Form S-3
          Filed May 2, 2025
          File No. 333-286957

Dear Vincent Angotti:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason Drory at 202-551-8342 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc: John McKenna